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Prospectus Supplement To Prospectus Dated August 10, 2001	Filed Pursuant to Rule 424(b)(3) Registration No. 333-66096

$575,000,000 Principal Amount of
3% Convertible Subordinated Debentures Due May 15, 2021
8,179,231 Shares of Genzyme General Division Common Stock

        We previously issued the debentures in a private placement in May 2001. This prospectus supplement, together with the prospectus dated August 10, 2001, will be used by selling securityholders to resell their debentures and the shares of Genzyme General Division common stock issuable upon conversion of their debentures.

        A copy of the prospectus dated August 10, 2001 should be delivered to you together with this prospectus supplement. In deciding whether to invest, you should carefully review the information in the prospectus and this prospectus supplement.

        Investing in the debentures and shares of Genzyme General Division common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 4 of the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 8, 2002.

Genzyme Corporation    •    One Kendall Square, Cambridge, Massachusetts 02139    •    (617) 252-7500

SELLING SECURITYHOLDERS

        The information in the following table supersedes in part the information in the table appearing under the heading "Selling Securityholders" in the prospectus:

Name (1)	Principal Amount of Debentures Beneficially Owned That May be Sold	Percentage of Debentures Outstanding	Number of Shares of Genzyme General Stock Issuable Upon Conversion That May be Sold (2)	Number of Shares of Genzyme General Stock Beneficially Owned After Offering (3)
Bankgesellschaft Berlin AG	$5,000,000	*	71,122	0
Goldman Sachs & Company(4)	2,890,000	*	41,108	0

*
Less than 1%.

(1)
Individuals and entities who receive shares of Genzyme General Stock covered by this prospectus from a selling securityholder as a gift or in connection with a pledge may sell up to 500 of those shares using this prospectus.

(2)
Assumes conversion of the full amount of the debentures held by the selling securityholder at the rate of approximately 14.22 shares of Genzyme General Stock per $1,000 in principal amount of the debentures. The conversion rate and the number of shares of Genzyme General Stock issuable upon conversion of the debentures may adjust under circumstances described under "DESCRIPTION OF DEBENTURES—Conversion Rights" in the prospectus. Accordingly, the number of shares of Genzyme General Stock issuable upon conversion of the debentures may increase or decrease from time to time.

(3)
Assumes that the selling securityholder has sold all the shares of Genzyme General Stock shown as being issuable upon the assumed conversion of the debentures listed next to its name and represents additional shares of Genzyme General Stock beneficially owned before the offering.

(4)
Goldman Sachs & Company was listed in the prospectus supplement dated November 13, 2001 as beneficially owning $7,997,000 principal amount of the debentures. After November 13, 2001, Goldman Sachs & Company transferred $7,997,000 principal amount of the debentures and acquired an additional $2,890,000 principal amount of the debentures. Goldman Sachs & Company served as one of the initial purchasers of the debentures in May 2001.

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SELLING SECURITYHOLDERS